UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Aegean Marine Petroleum Network Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y0017S102

(CUSIP Number)

THE committee for aegean accountability

c/o Tyler Baron

1 Ferry Building, Suite 255

San Francisco, California 94111

(415) 677-5490

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

THE COMMITTEE FOR AEGEAN ACCOUNTABILITY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,181,125
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,181,125
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,181,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TYLER BARON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		160,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

160,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

JUSTIN MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		800,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

800,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

AUGUST ROTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		850,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

850,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

RBM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,810,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,810,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,810,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL OPPORTUNITY FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		865,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

865,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

865,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		865,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

865,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

865,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

SHAH CAPITAL MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NORTH CAROLINA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,057,507
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,057,507
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,057,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IA

9

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

HIMANSHU H. SHAH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		35,594
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,057,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

35,594
	10	SHARED DISPOSITIVE POWER

1,057,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,093,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		313,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

313,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

313,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE DEEP VALUE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		324,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

324,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IV

12

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

TOWLE & CO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MISSOURI
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,018,289
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,018,289
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,018,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IA

13

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

JOSEPH E. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		69,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,018,289
PERSON WITH	9	SOLE DISPOSITIVE POWER

69,000
	10	SHARED DISPOSITIVE POWER

2,018,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,087,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

CHRISTOPHER D. TOWLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		27,735
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,018,289
PERSON WITH	9	SOLE DISPOSITIVE POWER

27,735
	10	SHARED DISPOSITIVE POWER

2,018,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,046,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

RAYMOND J. BARTOSZEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		160,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

160,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

THE KIRSHNER LIVING TRUST DTD 4/29/2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

DAVID K. KIRSHNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. Y0017S102

1	NAME OF REPORTING PERSON

DONALD A. MOORE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. Y0017S102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       On December 20, 2017, the filing persons formed The Committee for Aegean Accountability (the “Committee”) pursuant to a Group Agreement, as amended by the Joinder Agreement dated January 31, 2018, further defined and described below in Item 6. The members of the Committee include:

(i)	Tyler Baron, as a nominee for the Board of Directors of the Issuer (the “Board”), with respect to the Shares directly and beneficially owned by him;
(ii)	August Roth, with respect to the Shares directly and beneficially owned by him;
(iii)	Justin Moore, with respect to the Shares directly and beneficially owned by him;
(iv)	RBM Holdings LLC (“RBM”), a Delaware limited liability company, with respect to the Shares beneficially owned by it;
(v)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(vi)	Shah Capital LLC (“Shah Capital”), a Delaware limited liability company, as the general partner of Shah Opportunity, with respect to the Shares directly and beneficially owned by it;
(vii)	Shah Capital Management Inc. (“Shah Management”), a North Carolina corporation, as the investment manager of Shah Opportunity and of a certain managed account (the “Shah Management Account”), with respect to the Shares directly and beneficially owned by it;
(viii)	Himanshu H. Shah, as President and Chief Investment Officer of Shah Management and as Managing Member of Shah Capital, with respect to the Shares directly and beneficially owned by him;
(ix)	Towle Capital Partners LP (“Towle Capital”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(x)	Towle Deep Value Fund (“Towle Value”), a Delaware statutory trust and registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the Shares directly and beneficially owned by it;
20

CUSIP No. Y0017S102

(xi)	Towle & Co. (“Towle”), a Missouri corporation, as the general partner of Towle Capital, the investment manager of Towle Value and of a certain managed account (the “Towle Account”) a, with respect to the Shares directly and beneficially owned by it;
(xii)	Joseph E. Towle, as an owner of Towle, with respect to the Shares directly and beneficially owned by him;
(xiii)	Christopher D. Towle, as an owner of Towle, with respect to the Shares directly and beneficially owned by him;
(xiv)	Raymond J. Bartoszek, as a nominee for the Board, with respect to the Shares directly and beneficially owned by him;
(xv)	The Kirshner Living Trust dtd 04/29/2015, a Florida Trust (the “Kirshner Trust”), with respect to the Shares directly and beneficially owned by it;
(xvi)	David K. Kirshner, as a nominee for the Board and as trustee of the Kirshner Trust; and
(xvii)	Donald A. Moore, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of Mr. Baron is 1 Ferry Building, Suite 255, San Francisco, California 94111. The address of the principal office of Messrs. Roth and Moore is 1050 Chestnut St., Menlo Park, California 94025. The address of the principal office of each of Shah Opportunity, Shah Capital, Shah Management and Mr. Shah is 8601 Six Forks Road, Suite 630, Raleigh, North Carolina 27615. The address of the principal office of each of Towle Capital, Towle Value, Towle and Messrs. J. Towle and C. Towle is 1610 Des Peres Road, Suite 250, St. Louis, Missouri 63131. The address of the principal office of RBM is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808. Mr. Bartoszek’s principal business address is 343 Greenwich Ave., Suite 200, Greenwich, Connecticut 06830. The principal business address of each of the Kirshner Trust and Mr. Kirshner is 178 N Washington Drive, Sarasota, Florida 34236. Mr. D. Moore’s principal business address is 100 Eaton Square, London, SW1W9AA.

(c)       The principal business of Mr. Baron is serving as the Portfolio Manager of Sentinel Rock Capital, LLC. The principal business of Mr. Roth is as an investor. The principal business of Mr. Moore is as an investor. The principal business of each of Shah Opportunity, Shah Capital and Shah Management is investing in securities. The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital. The principal business of each of Towle Capital, Towle Value and Towle is investing in securities. The principal business of Mr. C. Towle is serving as President and Chief Executive Officer of Towle. The principal business of Mr. J. Towle is founder and owner of Towle. The principal business of RBM is holding the assets of its members. The principal occupation of Mr. Bartoszek is serving as Managing General Partner of RLB Holdings, LLC. The principal business of the Kirshner Trust is holding, managing and distributing the property of the trust and the proceeds therefrom. The principal occupation of Mr. Kirshner is serving as an Affiliate Partner of Lindsay Goldberg LLC. The principal occupation of Mr. D. Moore is serving as an investor and Chairman of the Institute of Contemporary Arts (London).

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(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Baron, Roth, J. Moore, Shah, J. Towle, C. Towle, Bartoszek and Kirshner are citizens of the United States of America. Mr. D. Moore is a citizen of the United Kingdom. Shah Opportunity, Shah Capital, Towle Capital, Towle Value and RBM are organized under the laws of the State of Delaware. Shah Management is organized under the laws of the State of North Carolina. Towle is organized under the laws of the State of Missouri.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Mr. Baron were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 160,000 Shares beneficially owned by Mr. Baron is approximately $688,770, excluding brokerage commissions.

The Shares purchased by Mr. Roth were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 850,000 Shares beneficially owned by Mr. Roth is approximately $3,932,935, including brokerage commissions.

The Shares purchased by Mr. J. Moore were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 800,000 Shares beneficially owned by Mr. Moore is approximately $3,326,571, including brokerage commissions.

The Shares purchased by each of Shah Opportunity and held in the Shah Management Account were purchased with the investment capital of Shah Management clients (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 865,000 Shares beneficially owned by Shah Opportunity is approximately $4,081,983, including brokerage commissions. The aggregate purchase price of the 192,507 Shares held in the Shah Management Account is approximately $1,542,170, including brokerage commissions.

The Shares purchased by Mr. Shah were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 35,594 Shares directly beneficially owned by Mr. Shah and is approximately $156,614, including brokerage commissions.

The Shares purchased by each of Towle Capital, Towle Value and held in the Towle Account were purchased with the investment capital of Towle clients (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 313,000 Shares beneficially owned Towle Capital is approximately $2,014,123, excluding brokerage commissions. The aggregate purchase price of the 324,700 Shares beneficially owned Towle Value is approximately $2,503,795, excluding brokerage commissions. The aggregate purchase price of the 1,380,589 Shares held in the Towle Account is approximately $9,454,261, excluding brokerage commissions.

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The Shares purchased by each of Messrs. J. Towle and C. Towle were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 69,000 Shares owned directly and beneficially by Mr. J. Towle, including the 10,100 Shares owned by Ellwood House Association (“Ellwood”), a non-profit organization of which Mr. J. Towle is the investment manager, is approximately $404,492, including brokerage commissions. The aggregate purchase price of the 27,735 Shares owned directly and beneficially by Mr. C. Towle, including (i) 4,500 Shares directly owned by his spouse, and (ii) 1,235 Shares owned by Towle Institutional Partners, LP (“Towle Partners”), of which Mr. C. Towle is the general partner and investment manager, is approximately $171,714, including brokerage commissions.

The Shares purchased by Mr. Bartoszek were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 160,000 Shares beneficially owned by Mr. Bartoszek is approximately $751,104, including brokerage commissions.

The Shares purchased by the Kirshner Trust were purchased with the personal funds of Mr. Kirshner (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 3,000 Shares beneficially owned by the Kirshner Trust is approximately $14,275, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,640,422 Shares outstanding as of September 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on November 15, 2017.

A.	Mr. Baron
(a)	As of the close of business on March 7, 2018, Mr. Baron directly owned 160,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 160,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 160,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Baron has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
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B.	Mr. J. Moore
(a)	As of the close of business on March 7, 2018, Mr. J. Moore directly owned 800,000 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 800,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 800,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. J. Moore since the filing of Amendment No. 1 to Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Roth
(a)	As of the close of business on March 7, 2018, Mr. Roth directly owned 850,000 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 850,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 850,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Roth has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
D.	RBM
(a)	RBM, as the holder of the assets of each of Messrs. Baron, J. Moore and Roth, may be deemed the beneficial owner of 1,810,000 Shares consisting of the (i) 160,00 Shares owned by Mr. Baron, (ii) 850,000 Shares owned by Mr. Roth and (iii) 800,000 Shares owned by Mr. J. Moore.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,810,000 3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,810,000

(c)	RBM has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Mr. J. Moore since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Shah Opportunity
(a)	As of the close of business on March 7, 2018, Shah Opportunity beneficially owned 865,000 Shares.

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Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 865,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 865,000
4. Shared power to dispose or direct the disposition: 0

(c)	Shah Opportunity has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
F.	Shah Capital
(a)	Shah Capital, as the general partner of Shah Opportunity, may be deemed the beneficial owner of the 865,000 Shares owned by Shah Opportunity

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 865,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 865,000
4. Shared power to dispose or direct the disposition: 0

(c)	Shah Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
G.	Shah Management
(a)	As of the close of business on March 7, 2018, 192,507 Shares were held in the Shah Management Account. Shah Management, as the investment manager of Shah Opportunity, may be deemed the beneficial owner of 1,057,507 Shares consisting of 865,000 Shares owned by Shah Opportunity.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,057,507
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,507
4. Shared power to dispose or direct the disposition: 0

(c)	Shah Management has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
H.	Mr. Shah
(a)	As of the close of business on March 7, 2018, Mr. Shah directly owned 35,594 Shares. Mr. Shah, as President and Chief Investment Officer of Shah Management and the managing member Shah Capital, may be deemed the beneficial owner of 1,093,101 Shares consisting of (i) 865,000 Shares owned by Shah Opportunity and (ii) 192,507 Shares held in the Shah Management Account.

Percentage: Approximately 2.7%

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(b)	1. Sole power to vote or direct vote: 35,594
2. Shared power to vote or direct vote: 1,057,507
3. Sole power to dispose or direct the disposition: 35,594
4. Shared power to dispose or direct the disposition: 1,057,507

(c)	Mr. Shah has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
I.	Towle Capital
(a)	As of the close of business on March 7, 2018, Towle Capital beneficially owned 313,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 313,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 313,000
4. Shared power to dispose or direct the disposition: 0

(c)	Towle Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
J.	Towle Value
(a)	As of the close of business on March 7, 2018, Towle Value beneficially owned 324,700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 324,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 324,700
4. Shared power to dispose or direct the disposition: 0

(c)	Towle Value has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
K.	Towle
(a)	As of the close of business on March 7, 2018, 1,380,589 Shares were held in the Towle Account. Towle, as the general partner of Towle Capital and investment manager of Towle Value, may be deemed the beneficial owner of 2,018,289 Shares consisting of (i) 313,000 shares owned by Towle Capital and (ii) 324,700 shares owned by Towle Value.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,018,289
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,018,289
4. Shared power to dispose or direct the disposition: 0

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(c)	The transactions in the Shares by Towle through the Towle Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
L.	Mr. J. Towle
(a)	As of the close of business on March 7, 2018, Mr. J. Towle directly owned 58,900 Shares and, as the investment manager of Ellwood, may be deemed the beneficial owner of the 10,100 Shares held by Ellwood. Mr. J. Towle, as a partner of Towle, may be deemed the beneficial owner of 2,087,289 Shares including (i) 1,380,589 Shares held in the Towle Account; (ii) 313,000 Shares owned by Towle Capital and (iii) 324,700 Shares owned by Towle Value.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 69,000
2. Shared power to vote or direct vote: 2,018,289
3. Sole power to dispose or direct the disposition: 69,000
4. Shared power to dispose or direct the disposition: 2,018,289
(c)	Mr. J. Towle has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Towle through the Towle Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
M.	Mr. C. Towle
(a)	As of the close of business on March 7, 2018, Mr. C. Towle directly owned 26,500 Shares, including 4,500 Shares owned by his spouse. Mr. C. Towle, as general partner of Towle Partners, may be deemed the beneficial owner of the 1,235 Shares held by Towle Partners. Mr. C. Towle, as a partner of Towle, may be deemed the beneficial owner of 2,046,024 Shares including (i) 1,380,589 Shares held in the Towle Account; (ii) 313,000 Shares owned by Towle Capital and (iii) 324,700 Shares owned by Towle Value.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 27,735 2. Shared power to vote or direct vote: 2,018,289 3. Sole power to dispose or direct the disposition: 27,735

4. Shared power to dispose or direct the disposition: 2,018,289

(c)	Mr. C. Towle has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Towle through the Towle Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
N.	Mr. Bartoszek
(a)	As of the close of business on March 7, 2018, Mr. Bartoszek directly owned 160,000 Shares.

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Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 160,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 160,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Bartoszek since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
O.	Kirshner Trust
(a)	As of the close of business on March 7, 2018, the Kirshner Trust beneficially owned 3,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,000

4. Shared power to dispose or direct the disposition: 0

(c)	The Kirshner Trust has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
P.	Mr. Kirshner
(a)	Mr. Kirshner, as the trustee of the Kirshner Trust, may be deemed the beneficial owner of the 3,000 Shares owned by the Kirshner Trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kirshner has not entered into any transactions in the Shares since the filing of Amendment No. 1 the Schedule 13D.
Q.	Mr. D. Moore
(a)	As of the close of business on March 7, 2018, Mr. D. Moore did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0

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(c)	Mr. D. Moore has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

As of the close of business on March 7, 2018, the Reporting Persons collectively beneficially owned an aggregate of 5,181,125 Shares, constituting approximately 12.7% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1       Joinder Agreement to the Group Agreement, dated March 7, 2018.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2018

/s/ Tyler Baron
Tyler Baron

/s/ August Roth
August Roth

/s/ Justin Moore
Justin Moore

RBM Holdings LLC

By:	/s/ Tyler Baron
	Name:	Tyler Baron
	Title:	Member

Shah Capital Opportunity Fund LP

By:	Shah Capital LLC, its General Partner

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital LLC

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Shah Capital Management

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and Chief Investment Officer

/s/ Himanshu H. Shah
Himanshu H. Shah

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Towle Capital Partners LP

By:	Towle & Co., its General Partner

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle Deep Value Fund

By:	Towle & Co., its Investment Manager

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

Towle & Co.

By:	/s/ Christopher D. Towle
	Name:	Christopher D. Towle
	Title:	President and CEO

/s/ Joseph E. Towle
Joseph E. Towle

/s/ Christopher D. Towle
Christopher D. Towle

/s/ Raymond J. Bartoszek
Raymond J. Bartoszek

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The Kirshner Living Trust dtd 04/29/2015

By:	/s/ David K. Kirshner
	Name:	David K. Kirshner
	Title:	Trustee

/s/ David K. Kirshner
David K. Kirshner

/s/ Donald A. Moore
Donald A. Moore

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SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

justin moore

Purchase of Common Stock	25,000	4.7500	02/05/2018
Purchase of Common Stock	25,000	4.7000	02/05/2018
Purchase of Common Stock	6,094	4.6500	02/05/2018
Purchase of Common Stock	25,000	4.6000	02/06/2018
Purchase of Common Stock	3,317	4.5500	02/06/2018
Purchase of Common Stock	3,030	4.5500	02/08/2018

TOWLE & CO.
(Through the Towle Account)

Sale of Common Stock	(720)	4.2288	02/09/2018
Sale of Common Stock	(6,256)	4.5504	02/12/2018
Sale of Common Stock	(4,000)	4.5500	02/13/2018
Sale of Common Stock	(100)	4.5500	02/14/2018
Sale of Common Stock	(13,244)	4.5404	02/15/2018
Sale of Common Stock	(3,200)	4.5078	02/15/2018
Purchase of Common Stock	1,300	4.5712	02/15/2018
Purchase of Common Stock	1,360	2.2300	03/01/2018
Sale of Common Stock	(790)	2.3250	03/06/2018

Raymond j. bartoszek

Purchase of Common Stock	10,000	2.5000	02/22/2018